UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 October 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")

18th October 2013

2013 INTERIM DIVIDEND - SCRIP ALTERNATIVE

CRH plc announces that, under the Company's Scrip Dividend Scheme, 36.64% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Interim Dividend for 2013 to be paid on 25th October 2013.

As a result, a total of 3,398,992 Ordinary Shares of €0.32 each have been allotted pursuant to, and in accordance with, the terms of the Company's Scrip Dividend Scheme. An application will be made for admission of the New Shares to (a) the Official Lists of the UK Listing Authority and the Irish Stock Exchange and (b) trading on the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange. Dealing in the New Shares is expected to commence on Friday, 25th October 2013.

Enquiries:

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

CRH public limited company
(Registrant)

Date: 18 October 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director